

Mail Stop 3030

September 14, 2015

Via E-Mail
Patricia H. McCall
c/o Avago Technologies Limited
1 Yishun Avenue 7
Singapore 768923

     Re: **Pavonia Limited**
             Amendment No. 1 to Registration Statement on Form S-4
             Filed August 28, 2015
             File No. 333-205938

Dear Ms. McCall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please expand your revisions added in response to prior comments 1, 2 and 4 to clarify the goal you seek to achieve through the structure of the transactions and consideration offered. For example, explain briefly what goal is intended through the "mix of consideration" and offering of units, and how offering that consideration, including the use of proration and restrictions on the units, furthers that goal. If the ownership allocation and amount and nature of consideration offered relates to the intended tax treatment, please revise to explain the relationship. Likewise, please explain briefly how the structure of the transactions, including multiple mergers and order of those mergers, will support the intended tax treatment.

Background of the Transactions, page 78

2.   Please provide us a copy of the April 21, 2015 presentation referenced in your response to prior comment 8.   Please also expand your response to clarify how you determined that the April 21, 2015 presentation is not a report, opinion or appraisal materially related to the transaction. We note, for example, the similarities relating to the amount and form of consideration offered and the parties to the transaction. If the substance of the presentation is materially different from the final opinion, as suggested by your response regarding "preliminary information that was refined over time," it is unclear why such information is not required to be filed as an exhibit and summarized in prospectus.

3.   Your response to prior comment 8 indicates that the only board books were those prepared in connection with the rendering of each financial advisor's final opinion. Please confirm that those board books were the only board books prepared by the financial advisors and related to the transaction, or provide us with the additional materials. We note, for example, the continued reference to a financial presentation given on April 21, 2015, which materials were not included with the materials you provided.

4.   Please expand your revisions in response to prior comment 9 to clarify how and when Broadcom determined that it would be desirable to allow Broadcom stockholders to receive securities in a tax-free exchange. For example, clarify when the referenced discussions occurred, who participated and who proposed on behalf of Broadcom that this type of consideration be offered. Please also provide us a copy of the structure memorandum and your analysis of whether that memorandum is required to be filed as an exhibit. See Item 21(c) to Form S-4.

5.   We note your revisions in response to prior comment 10. Please clarify why the Special Committee and its financial advisor did not address the units separately or as part of its opinion of the fairness of the consideration offered. While we note the disclosure that unit holders may realize more value, it is unclear why they could not realize less value. If those who elect units will necessarily receive more value than those who elect to receive the other consideration offered, please revise your disclosure to state so directly and prominently. Additionally, please clarify why the Board and its financial advisor did not focus on the same consideration as the Special Committee and its financial advisor, in addition to the current scope of their opinion and recommendation.

Material U.S. Federal Income Tax Considerations, page 160

6.   Please expand your response to prior comment 12 to clarify what you mean by the statement that the disclosure in this section "is not itself the opinion of counsel." In this regard, please tell us whether the exhibits currently labeled as 8.1 and 8.2 will be in the long form or short form. See Section III.B.2 of Staff Legal Bulletin No. 19. Also, we note that your response indicates not all of the disclosure in this section is counsel's opinion. Please note that a tax opinion is required when the tax consequences are

material to an investor and a representation of those tax consequences are set forth in the filing. In light of your current disclosure, including the risks and uncertainty of the tax treatment of the transactions, please provide us your analysis of how you determined that a tax opinion is not required for each of the disclosed tax consequences. See Section III.A.1 and 2 of Staff Legal Bulletin No. 19. Please also refer to Section III.D.2 of Staff Legal Bulletin No. 19 and tell us how you intend to address the issue noted in the second paragraph of your response to prior comment 12.

Unaudited Pro Forma Condensed Combined Financial Information, page 222

7.   We see that the June 30, 2015 financial statements for Broadcom have been incorporated by reference in the filing. Please tell us why you did not update the unaudited pro forma information for Broadcom.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Christopher Kaufman, Esq.—Latham & Watkins LLP